SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2015

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We hereby furnish the United States Securities and Exchange Commission with copies of the following information about our public disclosures regarding our results of operations and financial condition for the quarter and year ended March 31, 2015.

On May 12, 2015, we announced our results of operations for the quarter and year ended March 31, 2015. We issued a press release announcing our results under International Financial Reporting Standards (“IFRS”), a copy of which is attached to this Form 6-K as Exhibit 99.1.

We have made available to the public on our web site, www.drreddys.com, the following: Indian GAAP Audited Standalone Financial Results and IFRS Audited Consolidated Financial Results for the quarter and year ended March 31, 2015 along with the respective audit reports. We have attached these documents to this Form 6-K as Exhibits 99.2 and 99.3, respectively.

EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Press Release, “Dr. Reddy’s Q4 & FY15 Financial Results”, May 12, 2015

99.2	Indian GAAP Audited Standalone Financial Results for the quarter and year ended March 31, 2015

99.3	IFRS Audited Consolidated Financial Results for the quarter and year ended March 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: May 13, 2015	By:	/s/ Sandeep Poddar

		Name:	Sandeep Poddar
		Title:	Company Secretary